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[METLIFE LETTERHEAD]

New England Life Insurance Company
501 Boylston Street
Boston, MA 02116

VIA EDGAR TRANSMISSION

April 23, 2008

Mr. Sonny Oh
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

RE: POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT ON FORM N-4 FOR NEW ENGLAND LIFE INSURANCE COMPANY AND NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT (FILE NO. 333-51676)

Dear Mr. Sonny Oh:

On behalf of New England Life Insurance Company (the "Company") and New England Variable Annuity Separate Account (the "Separate Account"), the Company acknowledges, with respect to the above-referenced filing, that:

     - Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With the exception of adding fees and charges that were omitted from the previous post-effective amendment, the Company represents that the post-effective amendment referenced above does not include changes that would otherwise render it ineligible for filing under Rule 485(b) under the 1933 Act. If you have any questions or further comments, please call the undersigned at
(617) 578-2857 or Mary Thornton at (202) 383-0698.

Sincerely,

/s/ Marie Swift
Marie Swift
Vice President and Counsel

cc: Mary Thornton, Esq.
    Elisabeth Bentzinger, Esq.
    Michele H. Abate, Esq.
    John Towers, Esq.

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